Exhibit 99.1

News Release #11/2011
2011-12-15

Baja Mining Hires New Officers; Completes Second Draw on Senior Debt

Vancouver, December 15, 2011 - Baja Mining Corp. (“Baja”) (TSX:BAJ - OTCQX: BAJFF) today announced that it has added two new key members to its senior executive team. Mr. Adam Wright and Mr. Charles (Chuck) Hennessey have joined the Company as Chief Operating Officer (COO) of Baja and Vice President Operations of Baja’s Mexican operating company, Minera y Metalurgica del Boleo S.A de C.V (MMB), respectively.

Additions to Senior Team

Mr. Wright brings over 23 years of experience to Baja and is a proven leader with a track record of building and operating mines globally. Mr. Wright holds a Masters in Engineering (Mineral Process Engineering, First Class) from the Royal School of Mines, University of London, United Kingdom. He was most recently the Managing Director at the Lumwana copper mine in Zambia, formerly owned by Equinox Minerals and prior to that, the Mine General Manager at the Hidden Valley gold/silver open pit operation in Papua New Guinea (PNG). He also previously held the positions of Mine General Manager and then General Manager Regional Development of Placer Dome’s Kalgoorlie operation in Australia.

Mr. Wright will be assuming the duties of COO from Mr. Mike Shaw, the Company’s current COO and Vice President Construction & Engineering. Mr. Shaw will be retiring at the end of 2012 and will be working closely with Mr. Wright to ensure a smooth transition through the end of construction and into plant operations. Mr. Shaw will remain as a Director and Vice President Construction & Engineering of MMB, leading the successful construction of the Boleo project.

Mr. Hennessey brings over 24 years of mining and operations experience to Baja. His career began at Placer Dome’s Endako Mine in British Columbia in 1987 leading a large team of maintenance and engineering employees. His most recent experiences include the positions of Deputy General Manager of the Hidden Valley project in PNG, where he was focused on operational readiness planning and delivery of production requirements, and Operations Manager at the Lumwana Mine responsible for increasing materials movement and plant throughput in a safe manner.

“With the goal of adding key operations personnel to the Baja team in advance of plant operations anticipated in the first half of 2013, we are very pleased to welcome two very strong additions in Adam and Chuck to our growing and talented operations team,” says Baja President and CEO, John Greenslade. “Their vast operational experience will only increase our ability to be successful at Boleo.”

Finance Update

Baja is also pleased to advise that MMB drew down the second advance of funds of approximately US$ 52 million under its US$759 million senior debt facilities on December 13, 2011. Senior and subordinated debt facilities total US$ 823 million. The second draw was completed entirely from the US Export Import Bank.

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News Release #11/2011
2011-12-15

The funds will be used to continue construction and development of the Boleo copper-cobalt-zinc-manganese project located near Santa Rosalia, Baja California Sur, Mexico.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30%. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 million tonnes (Mt) of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines (which at the time of the 2010 report were $2.91/lb Cu, $26.85/lb Co and $1,175/tonne ZnS4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President

For further information please contact Kendra Low, Vice President Administration, at 604 685 2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

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